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                                                                 Exhibit (a)(15)

                      ADDENDUM FOR EMPLOYEES IN MALAYSIA

Tax Information

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     The grant of New Options will be treated as a new grant. Generally, you will be required to recognize income at the date of grant. However, because the fair market value of the underlying shares at the date of the grant of the New Options will be the same as the exercise price, it appears that there should be no tax liability on the grant of the New Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.